================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

                                -----------------


[X]             ANNUAL REPORT PURSUANT TO SECITON 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the fiscal year ended December 31, 2000

                                       OR

[ ]             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the transition period from __________ to _________

                         Commission file number: 1-12744
                                                 -------


                         MARTIN MARIETTA MATERIALS, INC.
                         SOUTHWEST DIVISION 401(k) PLAN

              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)


                         MARTIN MARIETTA MATERIALS, INC.
                                2710 WYCLIFF ROAD
                          RALEIGH, NORTH CAROLINA 27607

   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)


================================================================================

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Martin Marietta Materials, Inc. Southwest Division 401(k) Plan
(f/k/a Redland Stone 401(k) Plan)

DECEMBER 31, 2000 AND 1999 AND YEAR ENDED DECEMBER 31, 2000 WITH REPORT OF INDEPENDENT AUDITORS

         Martin Marietta Materials, Inc. Southwest Division 401(k) Plan
                        (f/k/a Redland Stone 401(k) Plan)

             Audited Financial Statements and Supplemental Schedule

           December 31, 2000 and 1999 and year ended December 31, 2000




                                    CONTENTS

Report of Independent Auditors .............................................1

Financial Statements

Statements of Net Assets Available for Benefits ............................2
Statement of Changes in Net Assets Available for Benefits ..................3
Notes to Financial Statements ..............................................4

Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)............8

                         Report of Independent Auditors

Martin Marietta Materials, Inc., as Plan Administrator

We have audited the accompanying statements of net assets available for benefits of Martin Marietta Materials, Inc. Southwest Division 401(k) Plan (f/k/a Redland Stone 401(k) Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                        /s/ ERNST & YOUNG LLP

June 8, 2001
Raleigh, North Carolina

         Martin Marietta Materials, Inc. Southwest Division 401(k) Plan
                        (f/k/a Redland Stone 401(k) Plan)

                 Statements of Net Assets Available for Benefits

                                               DECEMBER 31
                                       ----------------------------
                                           2000             1999
                                       -----------      -----------

ASSETS

Investments, at fair value             $12,615,746      $11,481,855
Contributions receivable:
    Employer                                14,815           13,733
    Participants                            36,174           33,911
                                       -----------      -----------
Total contributions receivable              50,989           47,644
                                       -----------      -----------
Net assets available for benefits      $12,666,735      $11,529,499
                                       ===========      ===========



SEE ACCOMPANYING NOTES.

         Martin Marietta Materials, Inc. Southwest Division 401(k) Plan
                        (f/k/a Redland Stone 401(k) Plan)

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000



Additions to net assets attributed to:
   Investment income:
     Net depreciation in fair value of investments        $   (631,235)
     Interest and dividend income                              884,686
                                                          ------------
                                                               253,451

   Contributions:
     Employer                                                  432,108
     Participants                                            1,152,906
                                                          ------------
                                                             1,585,014

   Other                                                           777
                                                          ------------
Total additions                                              1,839,242

Deductions from net assets attributed to:

   Benefits paid to participants                               698,606
   Loan administrative expenses                                  3,400
                                                          ------------
Total deductions                                               702,006
                                                          ------------
Net increase                                                 1,137,236

Net assets available for benefits, beginning of year        11,529,499
                                                          ------------
Net assets available for benefits, end of year            $ 12,666,735
                                                          ============



SEE ACCOMPANYING NOTES.

         Martin Marietta Materials, Inc. Southwest Division 401(k) Plan
                        (f/k/a Redland Stone 401(k) Plan)

                          Notes to Financial Statements
                                December 31, 2000


1.  ACCOUNTING POLICIES

The financial statements of the Martin Marietta Materials, Inc. Southwest Division 401(k) Plan (f/k/a Redland Stone 401(k) Plan) (the "Plan") are prepared on the accrual basis of accounting. No liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments to the following year. All administrative expenses, except for loan application and maintenance fees, are paid by Redland Stone Products Company, (the "Company"), which is a wholly-owned subsidiary of Martin Marietta Materials, Inc. ("Martin Marietta").

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of Martin Marietta common stock are valued at quoted market prices. Participant notes receivable are valued at their outstanding balances, which approximate fair value. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan providing substantially all employees of the Company an opportunity to participate in an individual savings and investment program providing tax-deferred savings and retirement incentives. Martin Marietta is the Plan's sponsor and also serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Martin Marietta Materials, Inc. Southwest Division 401(k) Plan
                        (f/k/a Redland Stone 401(k) Plan)

                    Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

Employees are eligible to enroll in the Plan after six months of service. An employee may elect to defer from 1% up to 15% of compensation (as defined in the Plan and subject to applicable Internal Revenue Code (IRC) limitations on allowable compensation).

The Company matches a participant's salary deferral contribution in an amount equal to 50% of the participant's salary deferral contribution, but not to exceed 7% of the participant's compensation (6% prior to January 1, 2000). All participants are 100% vested in their salary deferral contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service. Forfeited nonvested accounts are used to reduce future employer contributions.

Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future salary deferral and matching contributions at any time. Any changes in investment elections must be made in 5% increments. In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options at any time.

The Plan provides for participants to borrow from the money in their own investment accounts. All loans must meet specific terms and conditions of the Plan and are subject to applicable IRC regulations. Personal loans are available to participants in terms of up to 5 years, and primary residence loans are available for terms of up to 15 years. Such loans bear interest at a rate commensurate with local prevailing rates. Interest rates range from 9.25% to 10.5%. In addition, the Plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the IRC. Participants who are still working at the age of 59 1/2 may qualify for special withdrawal rights and privileges as defined in the Plan.

         Martin Marietta Materials, Inc. Southwest Division 401(k) Plan
                        (f/k/a Redland Stone 401(k) Plan)

                    Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

Upon separation from the Company, participants may receive the full current value of their contributions and the vested portion of their matching employer contributions in the form of a lump-sum payment.

Vanguard Fiduciary Trust Company is the trustee and recordkeeper of the Plan.

The Board of Directors of Martin Marietta may terminate the Plan, subject to provisions of ERISA, for any reason at any time. If the Plan is terminated, each participant or former participant shall become 100% vested in his or her account.

3.       INVESTMENTS

An analysis of investment income for the Plan for the year ended December 31, 2000 is as follows:

Net (depreciation) appreciation in fair value of investments:

    Registered investment companies                      $(637,656)
    Martin Marietta common stock                             6,421
                                                         ---------
Total net depreciation in fair value of investments      $(631,235)
                                                         =========

The fair values of individual investments that represent 5% or more of the Plan's assets at December 31 are as follows:

                                                   2000            1999
                                             ----------      ----------

      Vanguard Explorer Fund                 $1,954,551      $1,765,443
      Vanguard 500 Index Fund                 3,837,889       4,170,562
      Vanguard Wellington Fund                2,045,001       1,673,485
      Vanguard Retirement Savings Trust       2,557,304       2,235,063
      Participant loans                       1,194,566         959,921

         Martin Marietta Materials, Inc. Southwest Division 401(k) Plan
                        (f/k/a Redland Stone 401(k) Plan)

                    Notes to Financial Statements (continued)




4. INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the plan administrator believes the Plan is qualified and, therefore, the related trust is exempt from taxation.

         Martin Marietta Materials, Inc. Southwest Division 401(k) Plan
                        (f/k/a Redland Stone 401(k) Plan)

                          EIN: 84-1314050 Plan No: 009
                              Schedule H, Line 4(i)

                    Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                                         (C)
                     (B)                      DESCRIPTION OF INVESTMENT,
             IDENTITY OF ISSUE,                INCLUDING MATURITY DATE,                                 (E)
            BORROWER, LESSOR, OR            RATE OF INTEREST, COLLATERAL,                              CURRENT
 (A)            SIMILAR PARTY                   PAR OR MATURITY VALUE                 (D)               VALUE
---------------------------------------------------------------------------------------------------------------------
  *  Vanguard Explorer Fund            Registered investment company                               $     1,954,551
  *  Vanguard International
     Growth Fund                       Registered investment company                                       360,749
  *  Vanguard 500 Index Fund           Registered investment company                                     3,837,889
  *  Vanguard Long-Term
     Corporate Fund                    Registered investment company                                        67,596
  *  Vanguard Wellington Fund          Registered investment company                                     2,045,001
  *  Vanguard Windsor II Fund          Registered investment company                                       428,645
  *  Vanguard Retirement
     Savings Trust                     Common/collective trust                                           2,557,304
  *  Martin Marietta Materials,
     Inc.                              Shares of common stock                                              169,445
     Participant loans                 Interest rates ranging from
                                          9.25% to 10.5%                                                 1,194,566
                                                                                                  -------------------
                                                                                                   $    12,615,746
                                                                                                  ===================



*        Indicates party-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are participant directed.

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       MARTIN MARIETTA MATERIALS, INC.
                                       SOUTHWEST DIVISION 401(k) PLAN



                                       By:  Martin Marietta Materials, Inc.
                                            Benefit Plan Committee


                                            By: /s/ Janice K. Henry
                                                -------------------------------
                                                    Janice K. Henry


Date:  June 28, 2001

                                  EXHIBIT INDEX

 EXHIBIT NO.                        DOCUMENT
 -----------                        ----------------------------
      23                            Consent of Ernst & Young LLP